

SEC 05040846 MMISSION



RECEIVED
MAR - 1 2005
213

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SEC FILE NUMBER
8-50866

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ABN AMRO Sage Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
540 West Madison Street
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael E. Burns **(312) 992-6089**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	IL	60606
(Address)	(City)		(Zip Code)



PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael E. Burns, affirm that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of ABN AMRO Sage Corporation (the Company) as of December 31, 2004, is true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Michael E. Burns
Treasurer



Notary Public


"OFFICIAL SEAL"
Laura E. Donnelly
Notary Public, State of Illinois
My Commission Expires July 23, 2007

This report contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) Computation for Determination of PAIB Reserve Requirements for Broker-Dealers.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (m) An Oath or Affirmation.
- ☐ (n) Supplemental Report of Independent Auditors on Internal Control.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ABN AMRO Sage Corporation

We have audited the accompanying statement of financial condition of ABN AMRO Sage Corporation (the Company) as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ABN AMRO Sage Corporation at December 31, 2004, in conformity with accounting principles generally accepted in the United States.


Ernst & Young LLP

Chicago, Illinois
February 19, 2005

ABN AMRO Sage Corporation

Statement of Financial Condition

December 31, 2004

Assets	
Cash (including segregated cash of $174,386)	$ 1,244,062
Receivables from brokers, dealers, and clearing organizations	12,210,801
Receivables from customers	14,958
Receivables from affiliates	10,134,261
Securities purchased under agreements to resell	673,542,811
Other assets	4,918,728
Total assets	$ 702,065,621
Liabilities and stockholders' equity	
Liabilities:	
Payables to brokers, dealers, and clearing organizations	$ 114,306
Payables to customers	7,022,949
Securities sold under agreements to repurchase	594,626,498
Other liabilities	782,878
Total liabilities	602,546,631
Stockholders' equity	99,518,990
Total liabilities and stockholders' equity	$ 702,065,621

See notes to statement of financial condition.

ABN AMRO Sage Corporation

Notes to Statement of Financial Condition

1. Organization and Nature of Operations

ABN AMRO Sage Corporation (the Company) is a wholly owned subsidiary of ABN AMRO Incorporated (the Parent), which is a wholly owned subsidiary of ABN AMRO WCS Holding Company (WCS). WCS is a wholly owned subsidiary of ABN AMRO North America Holding Company (Holding), which is a wholly owned subsidiary of ABN AMRO Bank.

The Company is a registered securities broker-dealer and a futures commission merchant. From January 1, 2004 through April 1, 2004, the Company's activities included the execution and clearance of futures, options, and stock transactions and the related borrowing and lending of securities for proprietary trading accounts of broker-dealers on exchanges located in Chicago, Philadelphia, New York, and San Francisco. The Company also provided facilities management services to other broker-dealers.

On April 1, 2004, a majority of the Company's business was sold, as discussed in footnote 11. For the remainder of 2004, the Company's activities included the execution and clearance of futures transactions on an omnibus basis with the Parent for proprietary trading accounts of brokers-dealers on exchanges located in Chicago and New York.

2. Summary of Significant Accounting Policies

Use of Estimates

Preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results may differ from those estimates.

Cash

Included in cash at December 31, 2004, is $174,386 of cash segregated for regulatory purposes.

Client Transactions

Client securities transactions are recorded on a settlement date basis. Client receivables and payables include amounts related to both cash and margin transactions. Securities owned by clients, including those that collateralize margin or other similar transactions, are not reflected on the statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Securities Purchased Under Agreements to Resell or Sold Under Agreements to Repurchase

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at the amounts for which the securities will subsequently be resold or repurchased, plus accrued interest.

The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize securities purchased under resale agreements. The Company monitors daily the market value of the underlying securities that collateralize the related receivable on resale agreements, including accrued interest, and requests additional collateral when deemed appropriate. Similarly, the Company is required to provide securities to counterparties in order to collateralize securities sold under repurchase agreements. At December 31, 2004, the Company has accepted collateral with a fair value of $670 million and has repledged $596 million of that collateral.

Income Taxes

The Company is included in a consolidated federal income tax return with Holding.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts on the Company's statement of financial condition.

Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amounts on the statement of financial condition include receivables from and payables to customers, brokers, dealers, and clearing organizations, securities purchased under agreements to resell, and securities sold under agreements to repurchase.

3. Subordinated Borrowings

At December 31, 2004, the Company did not have any outstanding subordinated debt. The Company has two revolving subordinated loan agreements with WCS for a total of $100 million maturing on September 30, 2006 and September 30, 2007 (with options to extend to September 30, 2011). The subordinated borrowings have been approved by the Chicago Board Options Exchange and the National Futures Association and are available in computing net capital under the Securities and Exchange Commission's Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. Preferred Stock

At December 31, 2004, the Company had $100,000 of nonvoting, cumulative preferred stock issued to certain broker-dealers in conjunction with joint back-office agreements. The preferred stock accumulates dividends at an annual rate of 6%.

5. Income Taxes

Net deferred income tax assets as of December 31, 2004, are as follows:

Assets	$ 4,841,770
Liabilities	(658,699)
Net deferred tax assets	$ 4,183,071

Deferred taxes are included in other assets in the statement of financial condition. Deferred tax assets are comprised principally of deductions related to accrued expenses and deferred compensation plans. It is anticipated that the Company's net deferred income tax assets will be realized; therefore, no valuation allowance has been recorded against deferred income tax assets as of December 31, 2004. Deferred tax liabilities are comprised principally of the temporary differences related to trustee agreements and pension liabilities.

6. Benefit Plans

Group Retirement Plan

ABN AMRO Bank sponsors a noncontributory defined-benefit pension plan covering substantially all U.S. salaried employees. Assets held by the plan consist primarily of shares of registered investment companies and pooled trust funds.

6. Benefit Plans (continued)

401(k) Savings Plan

Effective January 1, 2002, WCS commenced sponsorship of the ABN AMRO WCS Holding Company 401(k) savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the respective WCS subsidiary.

Group Welfare Plan

Effective January 1, 2002, WCS provided welfare and life insurance benefits to substantially all U.S. salaried employees and their dependents.

7. Leases

The Company leases space for its principal facilities and also leases space in other buildings. The noncancellable leases generally are renewable and provide for the payment of real estate taxes and certain other occupancy expenses.

Year Ending December 31	Minimum Lease Commitments	Sublease Income	Net Lease Commitments
2005	$ 5,841,720	$ 3,625,363	$ 2,216,357
2006	4,321,943	1,040,214	3,281,729
2007	1,273,770	7,599	1,266,171
2008	855,231	–	855,231
2009	876,687	–	876,687
Thereafter	898,440	–	898,440
	$ 14,067,791	$ 4,673,176	$ 9,394,615

The above leases are in Sage's name, however, the space is being used by Sage's parent and all receipts and expenses are included on the Parent companies books.

8. Commitments, Contingencies, and Guarantees

In the normal course of business, the Company provides guarantees to securities clearing houses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks the exchanges and clearinghouses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. The Company believes that it is unlikely it will have to make material payments under these arrangements and no liabilities related to these agreements have been recognized in the statement of financial condition at December 31, 2004.

Additionally, the Company has guaranteed approximately $232,000 to unaffiliated banks for loans made by these banks to parties that lease exchange memberships to the Company. These loans provide the leasing parties with the necessary capital to conduct operations and are collateralized by exchange memberships owned by the leasing parties. To mitigate the credit risk, the Company monitors the value of the underlying memberships and requires additional collateral as necessary. However, the potential for the Company to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

Although the Company is a defendant in various legal proceedings arising in the ordinary course of its business, there are no legal proceedings that, in the opinion of management and counsel, would have a material impact on the Company's statement of financial condition.

9. Concentration Risk

The Company is subject to concentration risk by holding large positions or committing to hold large positions in certain types of securities, securities of a single issuer, including governments, issuers located in a particular geographic area or issues engaged in a particular industry. Positions taken and commitments made by the Company, including underwriting, often involve substantial amounts and significant exposure to individual issuers and businesses. At December 31, 2004, the Company's most significant concentrations are related to U.S. government and corporate obligations inventory positions. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements consists of securities issued by the U.S. government and agencies corporations. The Company seeks to limit concentration risk through the use of risk and credit systems, monitoring and procedures.

10. Transactions with Customers

In the normal course of business, the Company's securities activities involve executing and clearing transactions for independent broker-dealers on an omnibus basis with the Parent. The Company may have significant risk from the potential inability of the broker-dealers to meet their commitments in the event of volatile trading markets. As the Company may have to assume the broker-dealers' liabilities, the Company controls this risk by monitoring the broker-dealers' equity levels on an intraday basis for compliance with internal guidelines, which require the broker-dealers to maintain equity levels substantially above those indicated by market conditions. When it is determined that the broker-dealers' activities may be subject to above normal market risks, the Company will require the broker-dealers to deposit additional equity or reduce positions.

The Company's broker-dealer financing activities require the Company to pledge broker-dealers' securities as collateral in support of various secured financing sources, such as securities sold under agreements to repurchase. Additionally, the Company pledges broker-dealers' securities as collateral to satisfy margin deposits to various clearing organizations. In the event the counterparty is unable to meet its contracted obligation to return broker-dealers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company mitigates this risk by monitoring the market value of securities pledged and by requiring adjustment to collateral levels on a daily basis prior to the occurrence of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

11. Discontinued Operations

The Company and its Parent (ABN AMRO Inc.) along with Merrill Lynch Professional Clearing Corp (Merrill Lynch) entered into an Asset Purchase Agreement (the APA) dated as of January 12, 2004, wherein Merrill Lynch purchased from the Parent its U.S. based professional brokerage business previously contained within the Company. This transaction closed on April 1, 2004. A summary of the assets and liabilities of the discontinued operations is as follows:

	April 1, 2004
Assets	
Securities borrowed	$ 893,229
Receivable from brokers and clearing organizations	481,440
Other assets	75
Total assets	$ 1,374,744
Liabilities	
Short-term borrowings	$ 383,927
Securities loaned	515,867
Payable to brokers and clearing organizations	386,374
Other liabilities	176
Total liabilities	$ 1,286,344

12. Related Party Transactions

In the ordinary course of business, the Company has transactions with its U.S. and global affiliates. Affiliates provide data processing, operational, and other support services to the Company. Additionally, the Parent occupies and subleases space in which the leases are in the Company's name.

13. Regulatory Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), ABN AMRO Sage Corporation is subject to the SEC's net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934 and has elected to compute its net capital requirements under the alternative method, as permitted by the Rule. This method requires broker dealers to maintain net capital equal to the greater of 2% of aggregate debit items arising from customer transactions or 8% of the total risk margin requirement for all positions in customer's commodity accounts plus 4% of the total risk margin requirement for all positions in non customer commodity accounts pursuant to the Commodity Exchange Act, as defined. At December 31, 2004, net capital of approximately $ 93.9 million was approximately $93.5 million in excess of required net capital.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital Rule or the SEC and other regulatory bodies.